Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL HAS RASIED USD50 MILLION IN
AN IPO IN THE UNITED STATES

Tel Aviv, Israel, October 26, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today, further to its press releases dated September 29, 2018 and October 17, 2018 on the filing by Gamida Cell Ltd. (“Gamida”) of a registration statement on Form F-1 with the U.S. Securities and Exchange Commission in connection with a proposed initial public offering of its ordinary shares in the United States and application to list its ordinary shares on NASDAQ (the "IPO"), that on October 26, 2018 Gamida completed the pricing for the IPO and for the listing of 6.25 million of its ordinary shares. The price set in the pricing procedure is eight (8) dollars per share, a price that reflect a post-money valuation of Gamida of approximately 215 million dollars. As part of the IPO, Gamida gave the underwriters an option to purchase up to 937,500 additional shares, which can be exercised within 30 days from the issuance date.

The consideration for Gamida in the IPO will be approximately 50 million dollars (Not including the future consideration that may be received from the exercise of the option to the underwriters (if and to the extent that it will be exercised) and not including underwriters' fees and other expenses in connection with the IPO).

Gamida's shares are expected to start trading on the NASDAQ in October 26, 2018 (Nasdaq: GMDA).

This Press Release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and includes relating to the IPO and its terms. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those projected, expressed or implied in the forward-looking statements. Such risks and uncertainties include, without limitation, failure in achieving all the relevant approvals for the consummation of the IPO and the listing of Gamida's shares on NASDAQ, changes in market conditions and failure to meet the time line for the IPO. Any forward-looking statements contained in this Press Release speaks only as of the date of this Press Release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in this Press Release will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

Elbit holds approximately 84% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 55% on a fully diluted basis) which, in turn, holds (after the completion of the IPO) approximately 2.7 million shares in Gamida representing approximately 11.1% of Gamida's outstanding share capital (10% on a fully diluted basis and without taking into consideration the option to the underwriters).

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida's products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through NiCord, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida's products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com